EXHIBIT 99. (a)

PART I

Item 1. Business.

J. C. Penney Funding Corporation (“Funding”), which was incorporated in Delaware in 1964, is a wholly owned subsidiary of J. C. Penney Corporation, Inc. (“JCPenney”), also incorporated in Delaware. Funding’s executive offices are located in JCPenney’s offices in Plano, Texas. Its business consists of financing a portion of JCPenney’s operations through loans to JCPenney.

JCPenney, a company founded by James Cash Penney in 1902 and incorporated in 1924, has grown to be a major retailer operating 1,020 JCPenney department stores in 49 states and Puerto Rico. In addition, JCPenney operates 58 Renner department stores in Brazil. In November 2003 JCPenney closed the sale of its six Mexico department stores. A major portion of JCPenney’s business consists of providing merchandise and services to consumers through department stores, catalog and Internet. JCPenney markets family apparel, jewelry, shoes, accessories and home furnishings.

Pursuant to the terms of financing agreements between Funding and JCPenney, payments from JCPenney to Funding are set to produce earnings sufficient to cover Funding’s fixed charges, principally interest on borrowings, at a coverage ratio mutually agreed upon between Funding and JCPenney. (See “Loan Agreement” below.) The earnings to fixed charges coverage ratio has historically been at least 1.5 to 1.

Holding Company Establishment. Effective January 27, 2002, J. C. Penney Company, Inc. changed its corporate structure to a holding company format. As part of this structure, J. C. Penney Company, Inc. changed its name to J. C. Penney Corporation, Inc. (JCPenney) and became a wholly owned subsidiary of a newly formed affiliated holding company (Holding Company). The new Holding Company assumed the name J. C. Penney Company, Inc. The Holding Company has no direct subsidiaries other than JCPenney. The Holding Company has no independent assets or operations. All outstanding shares of common and preferred stock were automatically converted into the identical number and type of shares in the new holding company. Stockholders’ ownership interests in the business did not change as a result of the new structure. Shares of the Company remain publicly traded under the same symbol (JCP) on the New York Stock Exchange. The Holding Company is a co-obligor (or guarantor, as appropriate) regarding the payment of principal and interest on JCPenney’s outstanding debt securities. The guarantee by the Holding Company of certain of JCPenney’s outstanding debt securities is full and unconditional.

Operations of Funding. To assist in financing the operations of JCPenney as described under “Business” above, Funding from time to time sells its short-term notes (commercial paper) to investors through dealer-placed programs. The short-term notes are guaranteed on a subordinated basis by JCPenney. Historically, Funding has issued long-term debt in public and private markets in the United States and abroad. In 2001, JCPenney sold the assets of J. C. Penney Direct Marketing Services, Inc. to an unrelated third party. The result of this transaction coupled with JCPenney’s other sources of liquidity eliminated the need for Funding to issue commercial paper for short-term borrowing requirements. Therefore, Funding has not produced any revenue or income. In addition, with Funding’s current credit ratings, it is assumed that Funding would have little or no current access to commercial paper borrowing. Funding had no short-term debt outstanding as of January 31, 2004, nor as of January 25, 2003.

Loan Agreement. Funding and JCPenney are parties to a Loan Agreement, dated as of January 28, 1986, as amended (“Loan Agreement”), which provides for unsecured loans to be made from time to time by Funding to JCPenney for the general business purposes of JCPenney, subject to the terms and conditions of the Loan Agreement. The loans may be either senior loans or subordinated loans, at the election of JCPenney, provided that, without the consent of the Board of Directors of Funding, the principal amount of loans outstanding at any time under the Loan Agreement may not exceed specified limits. Currently such limits may not exceed $8 billion in the aggregate for all loans and $1 billion in the aggregate for all subordinated loans. The terms of each loan under the Loan Agreement shall be as agreed upon at the time of such loan by Funding and JCPenney, provided that Funding may require upon demand that any loan be paid, and JCPenney may prepay without premium any loan, in whole or in part at any time. Under the terms of the Loan Agreement, JCPenney and Funding agree from time to time upon a mutually acceptable earnings coverage of Funding’s interest and other fixed charges. If at the end of each fiscal quarter during which a loan is outstanding, the earnings coverage of Funding’s interest and other fixed charges is less than the agreed upon ratio, JCPenney will pay to Funding an additional amount sufficient to provide for such coverage to be not less than the agreed upon ratio. In the event that JCPenney and Funding have not agreed upon a mutually acceptable ratio for any fiscal quarter, the applicable quarterly payment with respect to such period will include an amount equal to the excess, if any, of one and one-half percent of the daily average of the aggregate principal amount outstanding on all loans during such period, over the aggregate amount of interest accrued on all such loans during such period.

Employment. Funding has had no employees since April 30, 1992.

Significant Transactions Since January 31, 2004

On April 4, 2004, the Company and certain of its subsidiaries signed definitive agreements with The Jean Coutu Group (PJC) Inc. (“Coutu”), and CVS Corporation and CVS Pharmacy, Inc. (“CVS”) for the sale of the Company’s Eckerd drugstore for a total of $4.525 billion in cash. In the Coutu transaction, the Company and indirect wholly-owned subsidiary, TDI Consolidated Corporation, will sell the stock of Eckerd Corporation (“Eckerd”), Genovese Drug Stores, Inc. (“Genovese”), and Thrift Drug, Inc. (“Thrift”) for $2.375 billion. Coutu will acquire Eckerd drugstores and support facilities located in thirteen Northeast and mid-Atlantic states, as well as the Eckerd Home Office located in thirteen Northeast and mid-Atlantic states, as well as the Eckerd Home Office located in Florida. In the CVS the Company, Eckerd, Genovese, Thrift, and Eckerd Fleet, Inc. will sell Eckerd drugstores and support facilities located in the remaining southern states, principally Florida and Texas, and Eckerd’s pharmacy benefits management, mail and specialty pharmacy businesses, to CVS for $2.150 billion. After closing adjustments, taxes, fees and other expenses relating to the transactions, the Company expects to generate approximately $3.5 billion in cash proceeds. Closing of the transactions, which are subject to normal and customary regulatory approvals, anticipated to occur by the end of the fiscal second quarter of 2004.

In the fourth quarter of 2003, JCPenney classified Eckerd as a discontinued operation and recorded an adjustment to reflect the estimated fair value of its investment in Eckerd. The Company also recorded the estimated tax liability that would be due upon the closing of a transaction. Additional fair value and tax liability adjustments related to the sale, if any, will be recorded in the first quarter of 2004.

Forward-Looking Statements.

This Annual Report on Form 10-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, which reflect Funding’s current views of future events and financial performance, involve known and unknown risks and uncertainties that may cause Funding’s actual results to be materially different from planned or expected results. Those risks and uncertainties include, but are not limited to, competition, consumer demand, seasonality, economic conditions, and government activity, with respect to both JCPenney and Funding. Investors should take such risks into account when making investment decisions.

Item 2. Properties.

Funding owns no physical properties.

Item 3. Legal Proceedings.

Funding has no material legal proceedings pending against it, nor were any proceedings terminated during the fourth quarter of the fiscal year covered by this report.

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